UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Global Med Technologies, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
37935E101

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
January 31, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%[1]

14	TYPE OF REPORTING PERSON

OO
1 This calculation is based on 36,343,009 shares of common stock (“Common Shares”) of Global Med Technologies, Inc. (the “Issuer”) outstanding as of November 8, 2009 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2009 (the “9/30/09 10-Q”).
* Excludes 9,625,000 Common Shares issuable (i) upon exercise of warrants to acquire 4,125,000 Common Shares and (ii) upon conversion of 3,960 shares of series A convertible preferred stock (“Preferred Shares”) of the Issuer convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%[2]

14	TYPE OF REPORTING PERSON

OO
2 This calculation is based on 36,343,009 Common Shares outstanding as of November 8, 2009 as reported in the 9/30/09 10-Q.
* Excludes 9,625,000 Common Shares issuable (i) upon exercise of warrants to acquire 4,125,000 Common Shares and (ii) upon conversion of 3,960 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%[3]

14	TYPE OF REPORTING PERSON

OO
3 This calculation is based on 36,343,009 Common Shares outstanding as of November 8, 2009 as reported in the 9/30/09 10-Q.
* Excludes 9,625,000 Common Shares issuable (i) upon exercise of warrants to acquire 4,125,000 Common Shares and (ii) upon conversion of 3,960 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%[4]

14	TYPE OF REPORTING PERSON

IN
4 This calculation is based on 36,343,009 Common Shares outstanding as of November 8, 2009 as reported in the 9/30/09 10-Q.
* Excludes 9,625,000 Common Shares issuable (i) upon exercise of warrants to acquire 4,125,000 Common Shares and (ii) upon conversion of 3,960 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

Item 1. Security and Issuer.
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $.01 per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed on December 9, 2008, as amended by Amendment No. 1 filed on September 8, 2009, on behalf of the Reporting Persons with respect to the Issuer (as so amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Only those items amended are reported herein.
     As of February 1, 2010, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 4,876,765 Common Shares (the “Subject Shares”), representing approximately 13.4% of the outstanding Common Shares. Each of the Reporting Persons may also be deemed to be the beneficial owner of 9,625,000 Common Shares issuable (i) upon exercise of warrants (the “Warrants”) to acquire 4,125,000 Common Shares and (ii) upon conversion of 3,960 shares of series A convertible preferred stock, par value $0.01 per share (the “Preferred Shares”), of the Issuer convertible into 5,500,000 Common Shares. The Warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the Reporting Persons from exercising the Warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the Reporting Persons becoming the beneficial owners of more than 9.99% of the outstanding Common Shares. Accordingly, based on the number of outstanding Common Shares as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2009 (the “9/30/09 10-Q”), the Warrants are not currently exercisable and the Preferred Shares are not currently convertible and, consequently, the 9,625,000 Common Shares issuable upon exercise of the Warrants and conversion of the Preferred Shares have not been included in the number of Subject Shares reported as beneficially owned by the Reporting Persons.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is amended and supplemented as follows:
     Haemonetics Corporation, a Massachusetts corporation (“Parent”), Atlas Acquisition Corp., a Colorado corporation and a wholly owned subsidiary of Parent (“Purchaser”), and the Issuer entered into an Agreement and Plan of Merger, dated as of January 31, 2010 (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser agreed to commence a tender offer (the “Offer”) to purchase (i) all of the Issuer’s outstanding Common Shares, including the Subject Shares, for a price of $1.22 per share, net to the seller in cash and (ii) all of the Issuer’s outstanding shares of series A convertible preferred stock, including the Preferred Shares, for a price of $1,694.44 per share, net to the seller in cash. Following completion of the Offer, the Purchaser has agreed to complete a “second step” cash merger to acquire any shares not purchased in the Offer at the same price per share paid in the Offer. As a condition to their willingness to enter into the Merger Agreement, Parent and Purchaser requested that Victory Park Special Situations Master Fund, Ltd. (“Stockholder”), enter into that certain Tender and Support Agreement, dated as of January 31, 2010 (the “Tender Agreement”) by and among Parent, Purchaser and Stockholder. Pursuant to the Tender Agreement, Stockholder agreed to tender all Subject Shares and Preferred Shares owned by Stockholder in the Offer. Also pursuant to the Tender Agreement, any Warrant that is not exercised prior to the expiration of the Offer will terminate at the effective time of the merger in exchange for a lump sum cash payment (without interest), less any applicable withholding taxes, equal to the product of (i) the excess, if any, of $1.22 per share (which is the offer price per Common Share in the Offer) over the per share exercise price for the Warrant and (ii) the number of shares subject to the Warrant.
     The Tender Agreement includes certain representations and warranties on the part of Stockholder and each of the Parent and Purchaser, respectively, as well as certain additional Stockholder covenants, including covenants that the Stockholder will (i) vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, and (ii) not transfer the Subject Shares, Preferred Shares, or the Warrants pending the merger contemplated under the Merger Agreement. The Tender Agreement will terminate upon the earliest to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the Effective Time (as defined in the Merger Agreement), (C) the mutual written agreement of Parent, Purchaser, and Stockholder to terminate the Tender Agreement, (D) any decrease of the Common Stock Offer Price and/or the Preferred Stock Offer Price (as each term is defined in the Tender Agreement), (E) the acquisition by Parent of all of the Subject Shares and Preferred Shares, whether pursuant to the Offer or otherwise, (F) the termination of the Offer prior to the Acceptance Time (as defined in the Tender Agreement), or (G) the Issuer having effected an Adverse Change Recommendation pursuant to and in accordance with Section 7.2(d) of the Merger Agreement. The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is attached as Exhibit 1 hereto, and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is amended and restated as follows:
     On January 31, 2010, certain of the Reporting Persons, Parent, and Purchaser entered into that certain Tender Agreement as described in Item 4 herein. The Tender Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.
     Except as otherwise described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is amended and supplemented as follows:
1.	Tender and Support Agreement, dated January 31, 2010.

2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2010

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy

Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy

Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

EXHIBIT INDEX
1.	Tender and Support Agreement, dated January 31, 2010.
2.	Joint Filing Agreement (previously filed as Exhibit 2 to the Schedule 13D filed on December 9, 2008).

I-1